08004518

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

SEC Mail
Mail Processing
Section
AUG 12 2008
Washington, DC
106

5 August 2008

SUPPL

Ladies and Gentlemen:

Re: Fiberweb plc (formerly Fiberweb Limited)
Rule 12g3-2(b) Exemption File No. 8235043

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8319 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

For and on behalf of
FIBERWEB PLC

PROCESSED
AUG 29 2008
THOMSON REUTERS

A Holland
Company Secretary

Fiberweb plc,
Registered in England & Wales,
Registered Office: 1 Victoria Villas, Richmond on Thames, London, TW9 2GW
No. 5683352
Fiberweb is a registered trade mark in a number of countries

ANNEX A

FIBERWEB PLC
5 August 2008

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.comand on the Fiberweb plc website at www.fiberweb.com

Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission:

1. **Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission**

1 August 2008	Holdings in Company
1 August 2008	Holdings in Company
21 July 2008	Holdings in Company

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com and on the Fiberweb plc website at www.fiberweb.com

2. **Documents filed with Companies House/U.S. Securities and Exchange Commission**

Date	Document Type	Description
5/5/08	Financial Statements	
5/5/08	Resolutions passed at AGM on 2/5/08	
5/5/08	Memorandum and Articles of Association	

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

3. **Documents sent to shareholders.**

Date	**Description**
30/5/08	Notice of General Meeting

4. **Documents filed with the UKLA viewing facility**

Date	**Description**
30/5/08	Notice of General Meeting
20/6/08	Resolution passed at General Meeting on 17 June 2008

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Fiberweb Plc**

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No

3. Full name of person(s) subject to notification obligation:	**Sterling Strategic Value Limited**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	18/7/2008
6. Date on which issuer notified:	21/7/2008
7. Threshold(s) that is/are crossed or reached:	6%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB00B1FMH067	6,801,119	5.55%	7,350,554	7,350,554		6.00%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of	Expiration date	Exercise/	No. of voting rights that	Percentage of voting

financial instrument		conversion period/date	may be acquired (if the instrument exercised/converted)	rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
7,350,554	6.00%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:	
Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14 Contact name:	Peter Ranger Company Secretary
15. Contact telephone name:	00 377 93 10 61 40

Financial Services Authority

FSA

TR-1: **NOTIFICATION OF MAJOR INTERESTS IN SHARES**	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**NO**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**NO**
An event changing the breakdown of voting rights	**NO**
Other (please specify) Change in shareholdings is a result of a change in management relationship	**YES**
3. Full name of person(s) subject to the notification obligation:	Franklin Templeton Investments Corp
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank State Street Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31/7/08
6. Date on which issuer notified:	31/7/08
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**		
if possible using the ISIN CODE	**Number of Shares**	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**	**% of voting rights**

				Direct	Indirect	Direct	Indirect
Ord GBP 0.05			7,841,024		7,841,024		6.40%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
7,841,024	6.40%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Washington, DC
106
Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**NO**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**NO**
An event changing the breakdown of voting rights	**NO**
Other (please specify) Change in shareholdings is a result of a change in management relationship	**YES**
3. Full name of person(s) subject to the notification obligation:	Templeton Investment Counsel, LLC
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank State Street Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31/7/08
6. Date on which issuer notified:	31/7/08
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**		
if possible using the ISIN CODE	**Number of Shares**	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**	**% of voting rights**

			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.05	11,763,955	11,763,955	9,765,821		9,765,821		7.98%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
9,765,821	7.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Company Number 5683352

RESOLUTIONS OF
FIBERWEB PLC

IN ACCORDANCE WITH SECTION 30
OF THE COMPANIES ACT 2006

At a General Meeting of Fiberweb plc, (the "Company") duly convened and held at Baker & McKenzie LLP, 100 New Bridge Street, London, EC4V 6JA on Tuesday 17 June 2008 at 10.00 am, the following resolution was passed:

As an Ordinary Resolution:

THAT the proposed disposal (the "**Disposal**") by the Company's subsidiary Fiberweb Holdings Limited of all of the issued quotas of Fiberweb Bidim Indústria E Comércio de Não-Tecidos Ltda., pursuant to and on the terms of a quota purchase agreement dated 29 April 2008 between: (1) Fiberweb Holdings Limited; (2) Mexichem Amanco Holdings, S.A de C.V.; and (3) Fiberweb plc, which is described in summary terms in the circular relating to the disposal of the Fiberweb Bidim Indústria E Comércio de Não-Tecidos Ltda. quotas issued by the Company on 30 May 2008 (the "**Circular**"), and all agreements or documents which the Board of Directors of the Company or any duly authorised committee thereof may determine are required or are expedient to give effect to that disposal, be and are hereby approved, and that the Board of Directors of the Company or any duly authorised committee thereof be and is hereby authorised to make such modifications, variations, waivers and extensions of any of the terms or conditions of the Disposal and of any such agreements or documents (provided such modifications, variations, waivers or extension are not of a material nature) as, in their absolute discretion, they think necessary or desirable and to do all such things as, in their absolute discretion, may be necessary or desirable to complete and give effect to, or otherwise in connection with, the Disposal and any matters incidental to the Disposal.

BY ORDER OF THE BOARD

A. HOLLAND
COMPANY SECRETARY

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser, duly authorised under the Financial Services and Markets Act 2000 ("FSMA") if you are resident in the United Kingdom, or, if not, from another appropriately authorised independent adviser.

If you have sold or otherwise transferred all your Ordinary Shares, please send this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. If you have sold only part of your holding of Ordinary Shares, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale was effected.

Hoare Govett Limited ("Hoare Govett"), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Fiberweb plc ("Fiberweb" or the "Company") and no one else in connection with the Disposal and will not regard any other person as its client in relation to the Disposal, and will not be responsible to anyone other than Fiberweb for providing the protections afforded to clients of Hoare Govett or for providing advice in relation to the Disposal or any transaction or arrangement referred to in this document.

FIBERWEB PLC

(incorporated in England and Wales under the Companies Act 1985 with registered number 5683352)

Proposed Disposal of Fiberweb Bidim Indústria E Comércio de Não-Tecidos Ltda. and Notice of General Meeting

---

This document should be read as a whole. Nevertheless, your attention is drawn to the letter from your Chairman which is set out on Part I of this document which contains a recommendation from your Board that you vote in favour of the Resolution to be proposed at the General Meeting referred to below.

Notice of the General Meeting of Fiberweb to be held at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA at 10 a.m. on 17 June 2008 is set out at the end of this document. A Form of Proxy for use at the General Meeting is enclosed. Whether or not you intend to be present at the General Meeting in person, you are asked to complete, sign and return the accompanying Form of Proxy in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by Fiberweb's Registrar, Capita Registrars (Proxies) at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by no later than 10 a.m. on 15 June 2008. You may also submit your proxy electronically at www.capitashareportal.com using the reference number, card ID and account number on the Form of Proxy. If you are a member of CREST you may be able to use the CREST electronic proxy appointment service. Proxies sent electronically must be sent as soon as possible and, in any event, so as to be received by not later than 10 a.m. on 15 June 2008.

Your attention is drawn to Part II of this document which sets out and describes certain risks that Shareholders should consider carefully when deciding whether or not to vote in favour of the resolution to be proposed at the General Meeting.

A summary of the action to be taken by Shareholders is set out on page 7 of this document and in the accompanying Notice of General Meeting. The completion and return of the completed Form of Proxy or submission of your proxy electronically or completing and transmitting a CREST Proxy Instruction will not prevent you from attending the General Meeting and voting in person (in substitution for your proxy vote) if you wish (and are so entitled).

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

This document contains forward-looking statements which are subject to assumptions, risk and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by those forward-looking statements. Each forward-looking statement is correct only at the date of the particular statement. The Company does not undertake any obligation publicly to update or revise any forward-looking statement as a result of new information, future events or other information, although such forward-looking statements will be publicly updated if required by the Listing Rules, the Disclosure and Transparency Rules, the rules of the London Stock Exchange or by law.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2008
Latest time and date for receipt of completed Forms of Proxy from Shareholders	10 a.m. on 15 June
General Meeting	10 a.m. on 17 June
Indicative Completion date of the Disposal	20 June

Note:

References to times and dates in this document are to London times and dates unless otherwise stated. Unless stated otherwise in this document, the exchange rate of £1.00 : BRL 3.343 has been used.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Malcolm Coster *(Chairman)* Daniel Dayan *(Chief Executive Officer)* Daniel Abrams *(Chief Financial Officer)* Richard Stillwell *(Non-executive Director)* Peter Hickman *(Non-executive Director)* Brian Taylorson *(Non-executive Director)*
Secretary	Tony Holland
Registered Office	1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW
Sponsor, Financial Adviser and Broker	Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA
Solicitors	Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA
Reporting Accountants	Deloitte & Touche LLP, 2 New Street Square, London EC4A 3B2
Registrars	Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU

PART I

LETTER FROM THE CHAIRMAN

Fiberweb

Fiberweb plc

(incorporated and registered in England and Wales under the Companies Act 1985 with registered number 5683352)

Directors:	*Registered office*:
Malcolm Coster *(Chairman)*	1 Victoria Villas
Daniel Dayan *(Chief Executive Officer)*	Richmond-upon-Thames
Daniel Abrams *(Chief Financial Officer)*	London TW9 2GW
Richard Stillwell *(Non-executive Director)*	
Peter Hickman *(Non-executive Director)*	
Brian Taylorson *(Non-executive Director)*	30 May 2008

To Fiberweb Shareholders and, for information only, to participants in the Fiberweb Option Schemes

Dear Shareholder,

Proposed Disposal of Bidim and Notice of General Meeting

1. Introduction

On 30 April 2008, the Board of Fiberweb announced that FHL had conditionally entered into the Sale Agreement pursuant to which it had agreed to dispose of its wholly-owned subsidiary, Bidim, and its subsidiary undertakings to Mexichem for an aggregate cash consideration of BRL 55.5 million (£16.6 million) to be paid in US Dollars, subject to various working capital, cash and EBITDA adjustments. The exchange rate for payment of the consideration will be the average between the buy and sell PTAX 800 Exchange Rate on the day immediately preceding payment. Fiberweb, as the parent company of FHL, has agreed to act as guarantor of FHL's obligations under the Sale Agreement.

The proceeds of the Disposal will be used to reduce the Fiberweb Group's debt. Paragraph 4 of this letter and Part V of this document set out the principal terms of the Disposal.

In accordance with the Listing Rules, as a result of the size of the Disposal relative to Fiberweb, completion of the Disposal is conditional, *inter alia*, upon Shareholder approval. The purpose of this letter is to explain the background to the Disposal and the reasons for it, and why your Board considers it to be in the best interests of the Fiberweb Group and Shareholders as a whole. Your approval will be sought at a General Meeting to be held at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA at 10 a.m. on 17 June 2008. A notice convening the General Meeting at which a resolution will be proposed to approve the Disposal is set out at the end of this document.

2. Information on Bidim

Bidim manufactures standard polyester non-woven fabrics predominantly for use in geo-textile, roofing and footwear markets from its manufacturing site near the city of Säo Paulo, Brazil.

As extracted from the Fiberweb Group's audited consolidated accounts for the year ended 31 December 2007 without material adjustment, the Bidim Group reported sales of BRL 55.4 million (£14.2 million), which amounted to approximately 3 per cent. of the Fiberweb Group's sales from continuing operations.

The gross assets of the Bidim Group, as at 31 December 2007, were BRL 58.9 million (£16.9 million) and in the financial year ended 31 December 2007, they contributed BRL 4.3 million (£1.1 million) to the Fiberweb Group's overall profit before taxation.

3. Background to and reasons for the Disposal

The Board has taken the decision to dispose of Bidim as part of Fiberweb's ongoing programme of business simplification and focus on strengthening its core hygiene and speciality industrial businesses. Bidim is the Group's only manufacturing facility in South America and as such, is geographically and technologically remote from the rest of the Group. The Group intends to focus on businesses in locations where it has critical mass.

4. Principal terms and conditions of the Disposal

Under the terms of the Sale Agreement, FHL (a wholly owned subsidiary of Fiberweb) has conditionally agreed to sell all of the outstanding quotas (equity interests) of Bidim to Mexichem for a cash consideration of BRL 55.5 million (£16.6 million). The Sale Agreement is conditional upon, *inter alia*, approval of the Resolution by Shareholders at the General Meeting.

On Completion, FHL, Fiberweb USA, Fiberweb and Mexichem will enter into the Non-compete Agreement.

A summary of the principal terms and conditions of the Sale Agreement, the Non-compete Agreement and other related transaction documents are set out in Part V of this document.

5. Financial effects of the Disposal

At Completion, the net cash proceeds arising from the Disposal are expected to be approximately BRL 52.1 million (£15.6 million), after estimated expenses of BRL 3.4 million (£1.0 million). It is intended that the net proceeds of the Disposal will be used to reduce the Fiberweb Group's debt.

The Disposal is expected to be earnings neutral for underlying[1] earnings of the Fiberweb Group.

An unaudited pro forma statement of net assets for the Continuing Group is set out, for illustrative purposes only, in Part IV of this document.

6. Current trading and prospects

On 2 May 2008, the Company released an interim management statement covering the period from 1 January to 2 May 2008 which contained the following statements:

"Trading

The start of trading in 2008 has been steady with the margin benefits of actions taken in 2007 coming through. Sales are flat compared to prior years at constant currency. Underlying[1] gross margins are in line with the improvement seen in the second half of 2007 and underlying[1] operating profit is in line with our expectations;"

"Outlook

Following the termination of recent discussions with Avgol, the company intends to address a number of cost reduction opportunities identified during the due diligence process. We expect to achieve these savings from 2009 onwards, with one-off implementation costs to be incurred in 2008 and 2009.

Trading prospects for the remainder of 2008 remain in line with our expectations. Two new airlaid lines, in China and in Italy, are expected to make a first time contribution in the second half. Hygiene spunbond volumes in North America are expected to grow and in Industrial, margin growth is expected from continued improvements in mix and cost base. New product introductions are progressing as planned in both Hygiene and Industrial segments."

Since the date of that announcement, the Group's trading has continued in line with the Board's expectations and the Board remains confident of the Group's prospects for the current financial year.

7. Risk factors

The Disposal may give rise to certain risks which, if they occur, may have a material adverse effect on the Fiberweb Group's business, financial condition, results or prospects. Accordingly, the factors set out in Part II of this document should be given careful consideration in deciding whether to approve the Disposal. There may be other risks of which the Board is not aware, or which it believes to be immaterial, which may, in the future, be connected to the Disposal and have an adverse effect on the Company's business, financial condition, results or prospects.

[1] Underlying profit measures are before restructuring charges and other non-recurring items.

8. General Meeting

Set out at the end of this document is a notice convening a General Meeting to be held at 10 a.m. on 17 June 2008 at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA at which the Resolution will be proposed. The Resolution is set out in full in the notice of General Meeting.

9. Action to be taken

You will find enclosed with this document a Form of Proxy for use at the General Meeting. **Whether or not you intend to attend the General Meeting in person, it is important that you complete and sign the Form of Proxy in accordance with the instructions printed thereon and return it to the Company's Registrar, Capita Registrars (Proxies) at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4BR as soon as possible and, in any event, so as to arrive no later than 10 a.m. on 15 June 2008.** Completion and return of the Form of Proxy will not preclude you from attending the General Meeting and voting in person if you so wish and are so entitled.

Alternatively, you may appoint a proxy or proxies and record your vote electronically either by utilising the web-based voting facility or the CREST electronic appointment service. If you would like to submit your Form of Proxy using the web-based voting facility go to www.capitashareportal.com. You will be asked to enter your unique investor code from the proxy card sent to you before you can lodge your vote. If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to ID RA10 so that it is received by no later than 10 a.m. on 15 June 2008.

10. Further information

Your attention is drawn to the further information set out in Parts II to VII of this document. You should read the whole of this document and not just rely on the information provided in this letter.

11. Importance of the vote

Fiberweb is of the opinion that, taking into account the net proceeds from the Disposal and cash balances, bank and other facilities available to it, the Continuing Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this document.

In the event that the Resolution is not passed at the General Meeting the Disposal will not proceed and the net proceeds will not be received by the Company. Under this scenario and based on current forecasts the Company would be close to breaching its debt facility covenants as at 31 December 2008. However, the Directors are confident that they would be able to take timely actions to avoid any such potential breach of the Group's debt facility covenants. These actions would include managing working capital or reducing capital expenditure. Alternatively the Company could enter into discussions with its debt providers to attempt to negotiate a temporary relaxation of the debt facility covenants. However, if these actions proved unsuccessful and the debt facility covenants were breached then the debt facilities would potentially have to be renegotiated with the Company's debt providers to ensure the continued operations of the Group.

12. Recommendation

The Board, which has received financial advice from Hoare Govett, considers the Disposal to be in the best interests of Shareholders as a whole. In providing its financial advice, Hoare Govett has relied upon the Board's commercial assessment of the Disposal.

The Board unanimously recommends that you vote in favour of the Resolution to be proposed at the General Meeting, as each of the Directors intend to do in respect of their own beneficial holdings which amount, in aggregate, to 1,522,772 Ordinary Shares, representing approximately 1.24 per cent. of the current issued ordinary share capital of Fiberweb as at the date of this document.

Yours sincerely

M.P. Coster

Malcolm Coster
Chairman

PART II

There are a number of specific and general risk factors relating to the Fiberweb Group and the Disposal which Shareholders should consider carefully when deciding whether or not to vote in favour of the Resolution. The principal risks identified by the Board are set out below.

All material risks of which the Directors are aware, as at the date of this document, have been disclosed. However, there may be other risks of which the Directors are not aware or which they believe to be immaterial which may, in the future, have an adverse effect on the Fiberweb Group's business, financial condition, results or future prospects.

The business, financial condition, results or future prospects of the Fiberweb Group could be adversely affected by any of these risks. The trading price of the Ordinary Shares could decline as a result of any of these risks.

Risks associated with the Disposal not proceeding

1. Satisfaction of conditions to Completion

Completion is subject to certain conditions contained in the Sale Agreement relating to, *inter alia*, the approval of Shareholders at the General Meeting.

2. Inability to realise value if the Disposal does not complete

The Directors believe that the Disposal currently provides the best opportunity to realise value from the Bidim Group. Accordingly, if the Disposal does not complete, the Group's ability to realise value from the Bidim Group may be prejudiced in the short term.

Risks associated with the Disposal

1. Contractual risk

The Sale Agreement contains certain representations, warranties and indemnities in favour of Mexichem and the Non-compete Agreement sets out a number of covenants given to Mexichem in connection with the future conduct of aspects of the Continuing Group's business. Whether the Continuing Group will incur any liability under any of those representations, warranties, indemnities and covenants and the extent of any such liability is not known and, if the Continuing Group should incur such liability it could have an adverse effect on its cash flow and financial position. Further details of the Sale Agreement and the Non-compete Agreement are set out in Part V of this document.

Risks associated with the Group and, following Completion of the Disposal, the Continuing Group

1. Raw material costs

Raw materials represent the single most important input for Fiberweb's production, representing approximately 50 per cent. of sales revenues. Although there are a variety of raw materials used by Fiberweb, the key raw materials are polypropylene and polyester. The prices of polypropylene and polyester are a function of, among other things, the price of crude oil and monomer and polymer manufacturing capacity and demand.

Fiberweb's business has been affected by significant increases in raw material prices over the last three years and the high prices of raw materials, especially polypropylene, have put pressure on Fiberweb's margins. While Fiberweb has been able to pass on the majority of polypropylene price increases to its customers, albeit with a time lag, there is still a material exposure to movements in raw material prices. Significant increases in raw material prices that cannot be passed on to customers could have a material adverse effect on Fiberweb's results and financial condition.

2. Customer dependency

Across certain markets in which Fiberweb operates, there is a high degree of dependency on maintaining good relationships with a relatively small number of key customers. The failure of Fiberweb and its key customers to renew contracts could result in a significant reduction in the demand

for its products. This is particularly the case for Procter & Gamble which, through a large number of different contracts and purchasing arrangements of varying durations, accounted for approximately 30 per cent. of sales in 2007.

3. Economics, market and trading conditions

Fiberweb's sales, expenses and operating results could vary significantly from period to period as a result of a variety of factors, some of which are outside its control. These factors include general economic conditions, conditions specific to the market and conditions specific to Fiberweb. A negative change in economic conditions in Fiberweb's customer markets (including, for example, a downturn in the US housing market, deterioration in consumer confidence or new materials entering Fiberweb's market place) could adversely impact Fiberweb's business.

In addition, significant increases in energy costs, the cost of transport and distribution and employment costs in the locations where Fiberweb's manufacturing sites are based could adversely impact the profitability of Fiberweb.

Furthermore, Fiberweb also operates from sites based in Asia other developing markets which may be affected by political conditions in such regions.

4. Changes in technology

Technological development, especially production technology, is a key driver of growth and of profitability in the non-wovens market and Fiberweb's growth is dependent on, among other things, its ability to renew its pipeline of new products and processes and to bring those products and processes to market. This ability may be adversely affected by difficulties or delays in product development such as the inability to: identify viable new products; successfully complete research and development; obtain relevant regulatory approvals; secure adequate intellectual property protection; or gain market acceptance of the new products and processes. Fiberweb's competitors may also develop new products and processes which may prevent Fiberweb from developing or using that particular product or process. Although Fiberweb operates a worldwide research and development group with state-of-the-art equipment which has generated a number of new products and processes, failure to develop a steady stream of successful new products and processes could increase Fiberweb's cost base and result in reduced competitiveness.

5. Financial covenants

Fiberweb is of the opinion that, taking into account the net proceeds from the Disposal and cash balances, bank and other facilities available to it, the Continuing Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this document.

In the event that the Resolution is not passed at the General Meeting the Disposal will not proceed and the net proceeds will not be received by the Company. Under this scenario and based on current forecasts the Company would be close to breaching its debt facility covenants as at 31 December 2008. However, the Directors are confident that they would be able to take timely actions to avoid any such potential breach of the Group's debt facility covenants. These actions would include managing working capital or reducing capital expenditure. Alternatively the Company could enter into discussions with its debt providers to attempt to negotiate a temporary relaxation of the debt facility covenants. However, if these actions proved unsuccessful and the debt facility covenants were breached then the debt facilities would potentially have to be renegotiated with the Company's debt providers to ensure the continued operations of the Group.

6. Competition

Fiberweb faces competition from global competitors that provide similar products to those offered by Fiberweb. Competition in the industry is based upon: range and quality of products offered; the ability to deliver new products; geographical reach; reputation; price; and client relationships. The hygiene market is characterised by large customers and some production over-capacity. While these risks have not changed in nature over recent periods, prices and demand in Fiberweb's markets could be negatively affected if supply increases significantly or if important customers reduce demand or request

significantly reduced prices. In response to a changing competitive environment, Fiberweb may elect from time to time to make certain pricing, service or marketing decisions that could have an adverse effect on its sales, results of operations and financial condition.

7. Foreign currency risk

Fiberweb operates globally, with the bulk of its profits earned outside the UK. The Group has significant investments around the world, with the largest proportion in the United States. As a result the Group is subject to translation risk due to movements between various currencies (mainly the US Dollar and the Euro) and its reporting currency, Sterling.

8. Interest rate fluctuations

A substantial part of Fiberweb's borrowing costs are subject to fluctuations in the level of interest rates, which could materially adversely affect Fiberweb's business, financial condition and/or operating results. The Group is predominantly exposed to interest rate fluctuations on the portion of the revolving credit facility that is not covered by hedging arrangements. The Group entered into a series of interest swaps whereby it pays a fixed rate and receives floating rate. It is the Group's policy to hedge between 60 per cent. to 80 per cent. of its interest exposure.

PART III

FINANCIAL INFORMATION ON BIDIM

1. Nature of the Financial Information

The following financial information relating to Bidim has been extracted without material adjustment from the consolidation schedules which support the audited financial statements of the Fiberweb Group for the years ended 31 December 2005, 31 December 2006 and 31 December 2007. Investors should read the whole document and not just rely on the information contained in this part.

The financial information contained in paragraphs 2 and 3 of this Part III does not constitute statutory accounts for any company within the meaning of section 435 of the Companies Act 2006. The statutory accounts for the Fiberweb Group in respect of each of the last two financial years have been delivered to the registrar of Companies. The auditors' reports in respect of those statutory accounts for the two years were unqualified and did not contain statements under section 498 of the Companies Act 2006. Deloitte & Touche LLP were the auditors of the Fiberweb Group in respect of the two years ended 31 December 2007.

The financial information contained in paragraphs 2 and 3 of this Part III sets out the financial information for Bidim for the periods indicated.

2. Profit and loss accounts

	2007		*2006*		*2005*	
	£'000	*BRL'000*	*£'000*	*BRL'000*	*£'000*	*BRL'000*
Revenue	14,195	55,433	12,312	49,190	11,209	44,948
Cost of sales	(10,121)	(39,524)	(8,740)	(34,919)	(8,004)	(32,096)
Gross profit	4,074	15,909	3,572	14,271	3,205	12,852
Distribution costs	(1,880)	(7,342)	(1,505)	(6,013)	(1,124)	(4,507)
Administrative expenses	(1,091)	(4,260)	(933)	(3,728)	(681)	(2,731)
Other operating income	158	617	91	364	100	401
Underlying operating profit	1,261	4,924	1,225	4,894	1,500	6,015
Restructuring costs	(195)	(761)	(18)	(72)	(21)	(85)
Operating profit	1,066	4,163	1,207	4,822	1,479	5,930
Finance income	33	129	39	156	162	650
Profit before tax	1,099	4,292	1,246	4,978	1,641	6,580
Taxation	(172)	(672)	(380)	(1,518)	(248)	(994)
Profit for the year	927	3,620	866	3,460	1,393	5,586
Cumulative average BRL/£	3.9051		3.9953		4.0100	

Notes:

1. The income statement information has been prepared under IFRS. It includes underlying operating profit before restructuring costs and other non-recurring items.
2. Taxation is calculated on a statutory basis.
3. The information shows Bidim's results on a standalone basis; Group allocations for global Research and Development costs and PLC Management Charges have been excluded and will remain costs of the Continuing Group.

3. Balance sheet

The balance sheet below is presented as at 31 December 2007.

	As at 31 December 2007 £'000	*As at 31 December 2007* BRL'000
Non-current assets		
Intangible assets	96	336
Property, plant and equipment	7,914	27,683
	8,010	28,019
Current assets		
Inventories	2,094	7,325
Trade and other receivables	5,508	19,267
Cash and cash equivalents	1,239	4,334
	8,841	30,926
Total assets	16,851	58,945
Current liabilities		
Trade and other payables	(1,319)	(4,614)
Tax liabilities	(395)	(1,382)
	(1,714)	(5,996)
Net current assets	7,127	24,930
Total assets less current liabilities	15,137	52,949
Non-current liabilities		
Deferred tax liabilities	(182)	(637)
Total liabilities	(1,896)	(6,633)
Net assets	14,955	52,312
Closing BRL/£	3.498	

Notes:

1. The balance sheet has been prepared under IFRS.
2. Taxation has been included where it relates to the assets.

PART IV

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

The following unaudited pro forma statement of net assets has been prepared to show the effect of the Disposal on the net assets of the Continuing Group as if it had occurred on 31 December 2007.

The unaudited pro forma financial information has been prepared for illustrative purposes only and in accordance with Annex 2 of the Prospectus Directive Regulation. Due to its nature, this unaudited pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Group's actual financial position or results.

		Adjustments		
	Fiberweb Group as at 31 December 2007 £m[1]	*Bidim as at 31 December 2007 £m*[2,4]	*Net consideration £m*[3]	*Continuing Group £m*
Non-current assets				
Goodwill	28.0	—	—	28.0
Other intangible assets	2.5	(0.1)	—	2.4
Property, plant and equipment	266.4	(7.9)	—	258.5
Investments in associates	1.5	—	—	1.5
Other investments	0.8	—	—	0.8
Deferred tax assets	0.5	—	—	0.5
	299.7	(8.0)	—	291.7
Current assets				
Inventories	62.7	(2.1)	—	60.6
Trade and other receivables	92.1	(5.5)	2.4	89.0
Cash and cash equivalents	17.1	(1.3)	—	15.8
Corporation tax recoverable	1.4	—	—	1.4
	173.3	(8.9)	2.4	166.8
Total assets	473.0	(16.9)	2.4	458.5
Current liabilities				
Trade and other payables	(76.9)	1.3	—	(75.6)
Tax liabilities	(3.3)	0.4	—	(2.9)
Obligations under finance leases	(2.3)	—	—	(2.3)
Bank overdrafts and loans	(18.1)	—	—	(18.1)
Provisions	(4.2)	—	—	(4.2)
	(104.8)	1.7	—	(103.1)
Net current assets	68.5	(7.2)	2.4	63.7
Non-current liabilities				
Bank loans	(131.9)	—	16.9	(115.0)
Retirement benefit obligations	(21.8)	—	—	(21.8)
Obligations under finance leases	(2.4)	—	—	(2.4)
Deferred tax liabilities	(24.3)	0.2	—	(24.1)
Provisions	(2.5)	—	—	(2.5)
	(182.9)	0.2	16.9	(165.8)
Total (liabilities)	(287.7)	1.9	16.9	(268.9)
Net assets/(liabilities)	185.3	(15.0)	19.3	189.6

Notes

1. The net assets of the Fiberweb Group have been extracted without material adjustment from the audited financial statements of the Fiberweb Group for the year ended 31 December 2007.

2. The net assets of the Bidim Group as at 31 December 2007 have been extracted without material adjustment from information on the Fiberweb Group set out in Part IV of this document.

3. These adjustments reflect the receipt of the estimated net cash consideration for the Disposal of BRL 56.4 million (£16.9 million) which has been arrived at after adjusting BRL 55.5 million (£16.6 million) of gross consideration for the estimated costs of disposal of BRL 3.4 million (£1.0 million) and cash held by the Bidim Group of BRL 4.3 million (£1.3 million). The adjustments also reflect the impact of the consideration of US$4.8 million (£2.4 million) owed by Mexichem for the Non-compete Agreement, which amount will be satisfied by the assignment to Mexichem of certain inter company liabilities owed by the continuing Group to Bidim. The effect of any potential working capital adjustment has not been included in the above pro forma, since the amount of such adjustment cannot be determined ahead of Completion, but it is not expected to have a material impact on the pro forma balance sheet shown above.

4. No account has been taken of the trading results of the Fiberweb Group or the Bidim Group for the period since 31 December 2007. In addition, no account has been taken of the possible use of proceeds from the Disposal following Completion.

Report on pro forma financial information

The following is the full text of a report on the pro forma financial information from Deloitte & Touche, LLP, the reporting accountants to the Directors of Fiberweb plc.

Deloitte.

Deloitte & Touche LLP
2 New Street Square
London EC4A 3BZ
Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
LOE: DX 599
www.deloitte.co.uk

The Board of Directors
on behalf of Fiberweb plc
1 Victoria Villas
Richmond on Thames
London TW9 2GW

Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

30 May 2008

Dear Sirs,

Fiberweb plc (the "Company")

We report on the pro forma net asset statement (the "pro forma financial information") set out in Part IV of the Class 1 circular dated 30 May 2008 (the "Circular"), which has been prepared on the basis described in notes 1 to 4, for illustrative purposes only, to provide information about how the proposed sale by Fiberweb Holdings Limited, a wholly-owned subsidiary of the Company of the entire outstanding quotas (equity interests) of its subsidiary Fiberweb Bidim Indústria E Comércio de Não-Tecidos Ltda. to Mexichem Amanco Holding, S.A. de C.V. (the "Transaction") might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 31 December 2007. This report is required by Annex I item 20.2 of Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") as applied by Listing Rule 13.5.31R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the pro forma financial information in accordance with Annex I item 20.2 of the Prospectus Directive Regulation applied by Listing Rule 13.5.31R.

It is our responsibility to form an opinion, as required by Annex II item 7 of the Prospectus Directive Regulation as applied by Listing Rule 13.5. 31R, as to the proper compilation of the pro forma financial information and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary shareholders as a result of the inclusion of this report Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R (6), consenting to its inclusion in the Circular.

Deloitte.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants"

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE DISPOSAL

Sale Agreement

The following is a summary of the material terms of the Sale Agreement. The Sale Agreement is available for inspection as described in paragraph 14 of Part VI of this document.

1. Agreement for sale

1.1 The parties to the Sale Agreement are: (1) Mexichem, (2) FHL and (3) Fiberweb (as guarantor).

1.2 Subject to the terms and conditions set out in the Sale Agreement, FHL agrees to sell, and Mexichem agrees to purchase, 100 per cent. of the outstanding quotas of Bidim (the "Quotas"). The sale and purchase of the Quotas will be on a cash and debt-free basis.

2. Consideration

2.1 The consideration for the sale of the Quotas is BRL 55.5 million (the "Consideration") which shall be payable in cash in U.S. Dollars on Completion. Payment of the Consideration shall only be considered made upon confirmation of receipt of the funds in FHL's bank account.

2.2 An amount of BRL 2.775 million (the "Escrow Funds") shall be retained from the Consideration by Mexichem and deposited into an escrow account with Banco Bilbao Viscaya Argentaria New York branch, upon the execution of the Escrow Agreement. These retained funds will be used and released in accordance with the terms of the Escrow Agreement. The Escrow Agreement is available for inspection as described in paragraph 14 of Part VI of this document.

2.3 The exchange rate for payment of the Consideration will be the average between the buy and sell PTAX 800 Exchange Rate on the day immediately preceding Completion.

2.4 Within 30 days following Completion, FHL shall prepare and deliver to Mexichem a consolidated balance sheet for the Bidim Group in accordance with the terms of the Sale Agreement (the "Closing Date Balance Sheet"). The Sale Agreement provides for the review of the Closing Date Balance Sheet by Mexichem's accountants and a dispute resolution process by independent public accountants of international repute in the event that the Closing Date Balance Sheet is subject to dispute between FHL and Mexichem.

2.5 The Consideration shall be adjusted if the amount of the Net Cash plus the WC Difference exceeds BRL 100,000. In such event, Mexichem shall pay to FHL an amount equal to such amount as an adjustment to the Consideration in immediately available funds within 5 business days of the date on which the Closing Date Balance Sheet becomes final and binding.

2.6 If the sum of the Net Cash plus the WC Difference results in a negative amount exceeding BRL 100,000, then FHL shall pay Mexichem such amount as an adjustment to the Consideration in immediately available funds within 5 business days of the date on which the Closing Date Balance Sheet becomes final and binding.

2.7 Within 30 days of Completion, Mexichem will review the Base EBITDA and may deliver to FHL a statement of the Revised EBITDA if there is a difference between the Revised EBITDA and the Base EBITDA in excess of BRL 300,000. The Sale Agreement provides for the review of the Revised EBITDA statement by independent public accountants of international repute in the event of any dispute.

In the event that the Revised EBITDA is less than the Base EBITDA and such difference exceeds BRL 300,000, such difference shall be multiplied by 8 and the product of such calculation shall be paid by FHL to Mexichem as an adjustment of the Consideration. No adjustment shall be made to the Consideration if the difference between the Revised EBITDA and the Base EBITDA is equal to or less than BRL 300,000.

3. Conditions to Completion

3.1 Completion of the Sale Agreement is conditional upon the satisfaction or waiver of certain conditions, including the following:

(a) FHL having obtained the necessary shareholder approval for the Disposal and upon receipt of such approval FHL shall send a notice to Mexichem establishing a final and definitive Completion Date within five days as of such receipt;

(b) the representations and warranties of both Mexichem and FHL contained in the Sale Agreement being true and correct in all material respects as at the date of the Sale Agreement and as at Completion;

(c) all agreements and covenants contained in the Sale Agreement to be performed or complied with by Mexichem or FHL (as applicable) on or before Completion shall have been performed or complied with in all material respects on or before Completion;

(d) all filings required to be made prior to Completion with, and all consents, approvals, permits, and authorizations required to be obtained prior to Completion from, third parties, governmental and regulatory authorities in connection with the execution and delivery of the Sale Agreement shall have been made or obtained;

(e) no statute, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction, shall be in effect that restricts or prohibits consummation of the transactions contemplated by the Sale Agreement;

(f) no claim, proceeding or investigation shall be pending (or to FHL's knowledge, threatened) which seeks to delay or prevent the consummation of the transactions contemplated in the Sale Agreement, or seeks monetary damages from FHL, Mexichem or Bidim by reason of the consummation of the transactions contemplated by the Sale Agreement; and

(g) the assignment of the Loan by FHL to Mexichem.

3.2 Certain of the conditions precedent may be waived in whole or in part by FHL or Mexichem (as applicable).

4. Covenants

4.1 The Sale Agreement contains various covenants from FHL regarding the conduct of Bidim's business between the date of the Sale Agreement and Completion. These covenants are usual for a transaction of this nature and include restrictions on the acquisition and disposal of assets over a specified financial threshold, changes to the Company's equity securities and changes to material accounting policies.

5. Buyer and seller's right to terminate

5.1 Mexichem and FHL each have the right to terminate the Sale Agreement prior to Completion if there is (i) a material breach by either party of their obligations pending Completion and such breach has not been waived by the other party; (ii) if Completion has not occurred (other than by the failure of the Party seeking to terminate the Sale Agreement) on or before three months after signature of the Sale Agreement, or such later date as the Parties may agree upon; or (iii) by mutual written consent of both Mexichem and FHL.

5.2 Mexichem may terminate if (other than due to the failure of Mexichem to comply with its obligations under the Sale Agreement) any of the conditions to its obligations under the Sale Agreement have not been satisfied on or before Completion or if satisfaction of such a condition is or becomes impossible and Mexichem has not waived such condition on or before Completion.

5.3 FHL may terminate if (other than due to the failure of FHL to comply with its obligations under the Sale Agreement) any of the conditions to its obligations under the Sale Agreement have not been satisfied on or before Completion or if satisfaction of such a condition is or becomes impossible and FHL has not waived such condition on or before Completion.

5.4 Termination of the Sale Agreement by either FHL or Mexichem shall be effected by notice given to the other party prior to or at Completion.

6. Completion

Subject to the satisfaction or waiver of the conditions to the Sale Agreement, Completion will take place as soon as possible, but not later than 15 July 2008 or on such later date agreed in writing between Mexichem and FHL.

7. Warranties

7.1 The Sale Agreement contains various representations and warranties given by FHL to Mexichem in relation to Bidim and also in relation to FHL's authority to enter into the Sale Agreement and perform its obligations thereunder. These warranties are usual for a transaction of this nature and include representations and warranties regarding ownership of, and ability to sell, the Quotas, the status of Bidim's property, as well as financial, tax, employment, intellectual property, environmental and legal matters. These warranties were given on the execution of the Sale Agreement on 29 April 2008 and shall be repeated at Completion.

7.2 The Sale Agreement also includes certain representations and warranties given by Mexichem to FHL primarily relating to the legal and financial capacity of Mexichem to enter into the Sale Agreement. These warranties were given on the execution of the Sale Agreement on 29 April 2008 and shall be repeated at Completion.

8. Indemnification

8.1 Pursuant to the terms of the Sale Agreement, subject to certain exceptions, FHL and Fiberweb agree to indemnify and hold Mexichem and Bidim and their respective affiliates harmless from and against any and all loss, liability, claim, damage (including consequential damages) and expenses suffered or incurred as a result of matters including a breach of warranty, representation or term of the Agreement by FHL. In particular, but subject to certain exceptions, FHL agrees to indemnify Mexichem for liabilities relating to any lack of regularisation with the relevant real estate registry and municipal authorities of the real property listed in a schedule to the Sale Agreement and arising in the manner in which such property is used as of the date of the Sale Agreement (the "Real Estate Indemnities").

8.2 The Sale Agreement includes provisions relating to the conduct of claims which give rise to, or threaten to give rise to, obligations to indemnify Mexichem.

9. Limitation on claims

9.1 All claims of Mexichem arising under the Sale Agreement shall be time-barred 5 years after Completion.

9.2 In all cases the aggregate losses for which FHL has agreed to indemnify Mexichem pursuant to the Sale Agreement shall not exceed 50 per cent. of the Consideration as adjusted in accordance with the Sale Agreement.

9.3 FHL shall not be liable to indemnify Mexichem unless the matter giving rise to a claim for indemnification results in a loss, on a single or aggregate basis, in an amount equal to or greater than BRL 1 million. If a matter giving rise to a claim for indemnification results in losses which are equal to or greater than the first BRL 1 million, which is not subject to any indemnification, FHL shall not be required to make payment until the aggregate of such losses equals or exceeds, at each time, BRL 200,000.

9.4 FHL's liability under the Real Estate Indemnities shall be limited to the value of the real property listed in the relevant schedule to the Sale Agreement at the time of the occurrence of such liability.

10. Confidentiality

The Sale Agreement contains certain confidentiality and announcement restrictions on both FHL and Mexichem. Such confidentiality restrictions are subject to certain exceptions, including for disclosure required by applicable laws or stock exchange regulations.

11. Anti-trust approval

Mexichem agrees to cause Bidim to file such information and seek such approval of Conselho Administrativo de Defensa Economica as shall be required in relation to the transaction contemplated by the Sale Agreement. Mexichem shall be responsible for any related costs. Mexichem shall bear the risk of such anti-trust approval and satisfy the requirements of the Brazilian anti-trust authorities at its own expense.

12. Guarantee

Fiberweb guarantees the indemnification obligations of FHL under the Sale Agreement as well as the due and punctual performance by FHL of its obligations under the terms of such agreement.

13. Governing law and jurisdiction

The Sale Agreement is governed by the laws of Brazil. Any disputes arising under the Sale Agreement shall be settled before the courts of the City of Sao Paulo, State of Sao Paulo, Brazil.

Ancillary agreements

The following are summaries of the material terms of the draft Non-compete Agreement and the draft Supply Agreement. These agreements are available for inspection as described in paragraph 14 of Part VI of this document.

14. Non-compete Agreement

14.1 On Completion FHL, Fiberweb USA Holdings, Inc. ("Fiberweb USA"), Fiberweb and Mexichem will enter into the Non-compete Agreement. FHL will agree to guarantee all of Fiberweb USA's obligations under the Non-compete Agreement.

14.2 From Completion and for a period of 42 months thereafter (the "Non-Compete Period") (subject to earlier termination in accordance with the terms of the agreement), Fiberweb USA has agreed that it shall not, and shall cause its affiliate companies not, to manufacture or sell in South America the products specified in the agreement (the "Restricted Products").

14.3 If during the Non-Compete Period Fiberweb USA or any of its affiliate companies (i) acquires a company with gross revenues for South American sales of the Restricted Products representing more than 5 per cent. of such company's South American gross revenues or (ii) is acquired by a company, that manufactures or sells in South America the Restricted Products then Fiberweb USA shall have the right to terminate the Non-compete Agreement by paying to Mexichem US$2 million as a compensation for the early termination of the Non-compete Agreement. The Non-Compete Period shall terminate upon the delivery of such payment to Mexichem which all occur within 60 days of the closing date of such acquisition.

14.4 The following activities shall not be subject to the non-compete obligations summarised above:

(a) the acquisition by Fiberweb USA or any of its affiliate companies of a company with gross revenues for South American sales of Restricted Products that represent five percent (5 per cent.) or less of such company's South American gross revenues;

(b) sales of non-woven materials that constitute Restricted Products made by affiliate companies of Fiberweb USA to Bidim, which shall be made on a non-exclusive basis;

(c) sales of geo-textiles that constitute Restricted Products from Fiberweb USA or any of its affiliates in the United States of America to distributors in Chile existing on the date of the agreement, provided that Fiberweb Parties shall only ship such Restricted Products to destinations in Chile, and Fiberweb Parties shall only give such distributors the right to utilize Fiberweb USA's trademarks, within Chile; and

(d) sales of graphic arts products that constitute Restricted Products from Fiberweb USA or any of its affiliates in the United States of America to distributors in South America, (excluding Brazil).

14.5 As consideration for the non-compete provisions pursuant to this agreement Mexichem agrees to pay Fiberweb USA an amount of US$ 4.8 million.

14.6 On Completion, it is intended that the payment obligation summarised in paragraph 14.5 above will be satisfied by the assignment by FHL to Mexichem of certain of FHL's current liabilities to Bidim.

14.7 If Mexichem believes that Fiberweb USA or FHL or their respective affiliates have materially breached their non-compete obligations under the agreement, it shall notify Fiberweb USA in writing within fifteen days of discovery of such breach. Upon receipt of such notice, Fiberweb USA shall, at its sole discretion, pay or procure payment as liquidated damages US$ 3,000,000 and all costs and expenses relating to the enforcement action taken into such breach (at which point the Non-Compete Period shall terminate). Alternatively, Fiberweb USA may cure the material breach within thirty days (in which case the agreement shall continue) or notify Mexichem in writing within fifteen days that it disagrees there has been a material breach of the agreement.

14.8 The Non-compete Agreement contains dispute resolution mechanics and provides for arbitration in New York in the English language pursuant to the arbitration rules of the American Arbitration Association in the event of any dispute arising in connection with an alleged material breach of the agreement.

14.9 The Non-compete Agreement is governed by the laws of New York and all proceedings arising out of or relating to the Non-Compete Agreement shall be heard in any state or federal court sitting in the City of New York, New York.

15. Supply agreement

On Completion, the Continuing Group intends to enter into an agreement with the Bidim Group for the supply, on arm's length terms, of certain products to Bidim following Completion.

PART VI

ADDITIONAL INFORMATION

1. Responsibility

The Directors of Fiberweb, whose names appear in paragraph 3 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Company

The Company was incorporated and registered in England and Wales on 22 January 2006 under the Companies Act 1985 as a private company limited by shares with the name Trushelfco (No. 3193) Limited and with registered number 5683352. By a written resolution passed on 8 March 2006, the Company resolved to change its name to Fiberweb Limited. Further, by a written resolution passed on 14 September 2006, the Company resolved to re-register as a public limited company and change its name to Fiberweb plc. On 18 September 2006, the re-registration and change of name became effective.

The business address of each of the Directors and the registered and head office of Fiberweb is 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW. The telephone number of the registered address is +44(0) 20 8439 8310.

3. The Directors

The Directors of the Company and their functions are as follows:

Malcolm Coster *(Chairman)*
Daniel Dayan *(Chief Executive Officer)*
Daniel Abrams *(Chief Financial Officer)*
Richard Stillwell *(Non-executive Director)*
Peter Hickman *(Non-executive Director)*
Brian Taylorson *(Non-executive Director)*

4. Directors' interests

As at 29 May 2008 (being the last practicable date prior to the date of this document), the interests of each Director, including those of any connected person (within the meaning of section 346 of the Act and the provisions of the Disclosure and Transparency Rules), the existence of which is known to, or could with reasonable diligence be ascertained by, that Director whether or not held through another party, in the share capital of the Company together with any options in respect of such capital were as follows:

Name of Director	*Number of Ordinary Shares as at 29 May 2008*	*Percentage of Ordinary Shares*
M Coster	350,342	0.29%
D Dayan	970,099	0.79%
D Abrams	108,831	0.09%
R Stillwell	87,500	0.07%
P Hickman	NIL	NIL%
B Taylorson	6,000	0.005%

Fiberweb Long Term Incentive Plan ("**LTIP**").

As at 29 May 2008, (being the latest practicable date prior to the publication of this document), the following options over Ordinary Shares have been granted to the Directors under the LTIP such options being exercisable at the price and between the dates shown below:

Name	*Award Date*	*Award Amount - Normal Awards (Ordinary Shares)*	*Exercise Price*	*First Vesting Date*	*Last Exercisable on*
D Dayan	27 November 2006	155,634	Nil	27 November 2008*	12 months after vesting
	27 November 2006	155,634	Nil	27 November 2009*	12 months after vesting
	12 May 2008	857,143	Nil	12 May 2011*	12 months after vesting
Total	—	1,168,411	—	—	—
D Abrams	12 May 2008	476,190	Nil	12 May 2011*	12 months after vesting

* or, if later, the date on which the Remuneration Committee of the Board of Directors determines whether or not the performance conditions attaching to such awards have been satisfied.

Save as set out in this Part VI, no Director has any interest in the share capital of the Company as at 29 May 2008, (being the latest practicable date prior to the publication of this Document).

5. Directors' service contracts

Details of the Directors' service contracts which provide for benefits on termination of employment were included in the published audited consolidated accounts of the Group for the period ended 31 December 2007 which are incorporated by reference into this document.

Details of the Directors who have received benefits on termination are also set out in the published audited consolidated accounts of the Group for the period ended 31 December 2007.

6. Major interests in shares

Save as in respect of the interests of the Directors noted above and save as disclosed below, Fiberweb is not aware of any person who directly or indirectly, had, as at 29 May 2008 (being the latest practicable date before the publication of this document) a notifiable interest in the Ordinary Shares under Disclosure and Transparency Rule 5.

Shareholder	*Number of Ordinary Shares*	*Percentage of Ordinary Shares*
Aviva	5,887,787	4.81%
Barclays Bank plc	4,857,103	3.97%
Fidelity International	4,055,496	3.31%
F&C Asset Management plc	14,154,019	11.56%
Goldman Sachs	9,436,063	7.71%
Investec Asset Management Ltd.	6,140,704	5.02%
JP Morgan Asset Management (UK) Ltd.	6,428,472	5.25%
One East Partners Master LLP	3,876,725	3.17%
Templeton Investment Counsel LLC	11,763,955	9.61%
Schroder	5,909,539	4.82%
Standard Life Investments	6,082,560	4.97%
Sterling Strategic Value Limited	6,201,119	5.06%

The Shareholders detailed in the above table do not have different voting rights from those of the other Shareholders.

7. Related party transactions

Since its incorporation, Fiberweb has not entered into any related party transactions. Related party transactions for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002.

8. Material contracts

No member of the Bidim Group has entered into a contract (not being a contract entered into in the ordinary course of business) within the two years immediately preceding the date of this document which is, or may be, material in the context of the Disposal.

No member of the Continuing Group has entered into a contract (not being a contract entered into in the ordinary course of business) within the two years immediately preceding the date of this document which is, or may be, material and which would be affected by or is relevant to the Disposal.

9. Litigation

No member of the Continuing Group is engaged in, nor, so far as the Company is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Company and/ or the Continuing Group's financial position or profitability.

No member of the Bidim Group is engaged in, nor, so far as the Company is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this document), a significant effect on the Bidim Group's financial position or profitability.

10. Significant changes

There has been no significant change in the financial or trading position of the Continuing Group since 31 December 2007, being the date to which Fiberweb's most recent audited financial statements have been prepared.

There has been no significant change in the financial or trading position of the Bidim Group since 31 December 2007, being the date to which the financial results for the Bidim Group in Part IV of this document have been prepared.

11. Working capital

Fiberweb is of the opinion that, taking into account the net proceeds from the Disposal and cash balances, bank and other facilities available to it, the Continuing Group has sufficient working capital for its present requirements, that is for, at least the next twelve months from the date of this document.

12. Consents

12.1 Hoare Govett Limited has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which it is included.

12.2 Deloitte & Touche LLP has given and has not withdrawn its written consent to the inclusion in Part IV of this document of its report on the pro forma financial statement of net assets for the Continuing Group in the form and context in which it is included.

13. Information incorporated by reference

The information regarding the Directors' service contracts on pages 39 to 40 of Fiberweb's report and audited consolidated accounts for the financial year ended 31 December 2007 has been incorporated into this document by reference and can be accessed by shareholders at www.fiberweb.com and has also been lodged with the UK Listing Authority.

14. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA from the date of this document up to and including the date of the General Meeting and for the duration of the General Meeting:

(a) the Memorandum and Articles of Association of the Company;

(b) the consent letters referred to in paragraph 12 above;

(c) the Group's audited consolidated accounts for the financial years ended 31 December 2006 and 2007;

(d) the report from Deloitte & Touche LLP on the pro forma statement of net assets in Part IV of this document;

(e) the Sale Agreement;

(f) the draft Non-compete Agreement;

(g) the draft Escrow Agreement;

(h) the draft Supply Agreement; and

(i) this document.

Dated 30 May 2008

PART VII

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Act"	the Companies Act 2006 and every statute (including) any orders regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the Company;
"Base EBITDA"	Bidim's EBITDA for 2007, according to the 2007 financial statements of Bidim;
"Base Working Capital"	the Working Capital of Bidim as shown on the balance sheet of Bidim dated 31 December 2007 (in the form attached to the Sale Agreement);
"Bidim Group"	Bidim and its subsidiary undertakings;
"Board" or **"Directors"**	the directors of the Company whose names are set out on page 4 of this document;
"Closing Date Balance Sheet"	the balance sheet for the Bidim Group to be prepared in accordance with the terms of the Sale Agreement;
"Closing Date Working Capital"	the Working Capital of Bidim as shown on the Closing Date Balance Sheet;
"Completion"	completion of the Disposal in accordance with the terms of the Sale Agreement;
"Continuing Group"	the Company and its subsidiary undertakings following Completion;
"CREST"	the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK & Ireland Limited in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"CREST Manual"	the manual, as amended from time to time, produced by Euroclear UK & Ireland Limited describing the CREST system and supplied by Euroclear UK & Ireland Limited to users and participants thereof;
"CREST Proxy Instruction"	the instruction whereby CREST members send a CREST message appointing a proxy for the meeting and instructing the proxy on how to vote;
"Disposal"	the proposed disposal of the Bidim Group;
"EBITDA"	the operational result ("resultado operacional") plus depreciation and amortisation expenses ("despesas de depreciação e amortização");
"Escrow Agreement"	the draft agreement between: (1) Mexichem, (2) FHL and (3) Banco Bilbao Viscaya Argentaria New York branch, to be entered into on Completion;
"EU"	the European Union;

"Fiberweb Bidim Indústria E Comércio de Não - Tecidos Ltda." or **"Bidim"**	a Brazilian limited liability company, with its head office at Rua Pedro Rachid, 846, in the City of Sao Jose does Compos, state of Sao Paulo, registered with the General tax payers' Registry under No. 74.668.231/0001-81 being a wholly-owned subsidiary of Fiberweb plc;
"Fiberweb Holdings Limited" or **"FHL"**	Fiberweb Holdings Limited, a wholly owned subsidiary of Fiberweb with its registered address at 1 Victoria Villas, Richmond upon Thames, London TW9 2GW and with registered number 5719031;
"Fiberweb" or **"Company"**	Fiberweb plc;
"Fiberweb Group" or **"Group"**	the Company and its subsidiary undertakings;
"Fiberweb Option Schemes"	the Fiberweb Deferred Share Matching Plan; the Fiberweb Long-term Incentive Plan; the Fiberweb Executive Share Option Plan and the Fiberweb Savings-Related Share Option Scheme;
"Fiberweb Parties"	Fiberweb USA, Fiberweb and FHL;
"Fiberweb USA"	Fiberweb USA Holdings, Inc a corporation organized and existing under the Laws of the State of Delaware, with head office at 70 Old Hickory Boulevard, Old Hickory, Tennessee 37138, USA;
"Form of Proxy"	the form of proxy accompanying this document for use by Shareholders in connection with the General Meeting;
"General Meeting"	the General Meeting to be held at 10 a.m. on 17 June 2008, or any adjournment thereof;
"IFRS"	International Financial Reporting Standards as endorsed by the EU;
"Listing Rules"	the listing rules made by the Financial Services Authority under Part VI of the Financial Services and Markets Act 2000;
"Loan"	the US$4,800,000 loan from Bidim to FHL;
"Mexichem"	Mexichem Amanco Holding, S.A. de C.V.;
"Net Cash"	the amount shown in line in Bidim's balance sheet (as attached to the Sale Agreement) designated as "caixa e bancos" minus Bidim's long term obligations with suppliers or both its short and long term obligations with financial institutions in excess of BRL 10,000;
"Non-compete Agreement"	the agreement in the agreed form between: (1) Mexichem, (2) Fiberweb USA, (3) FHL and (4) Fiberweb to be entered into on Completion;
"Ordinary Shares"	ordinary shares of 5 pence each in the capital of the Company;
"PTAX 800 Exchange Rate"	the PTAX 800 exchange rate published by the Central Bank of Brazil;
"Reais" or **"BRL"** or **"R$"**	Brazilian Reais;
"Resolution"	the ordinary resolution to approve the Disposal to be proposed at the General Meeting, the full text of which is set out in the notice of General Meeting at the end of this document;

"Revised EBITDA"	the revised EBITDA of Bidim for 2007 as determined by Mexichem in accordance with the terms of the Sale Agreement;
"**Sale Agreement**"	the quota purchase agreement between: (1) Mexichem, (2) FHL and (3) Fiberweb for the sale of Bidim dated 29 April 2008;
"**Shareholder**"	a holder of Ordinary Shares;
"**Supply Agreement**"	the draft agreement between: (1) Bidim and (2) Fiberweb, Inc.to be entered into on Completion;
"**UK**" or "**United Kingdom**"	the United Kingdom of Great Britain and Northern Ireland;
"**UK Listing Authority**"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and markets Act 2000 (as amended);
"**US**" or "**United States**"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
"**US$**" or "**Dollars**"	United States dollars;
"**WC Difference**"	the Closing Date Working Capital minus the Base Working Capital;
"**Working Capital**"	all current assets (except cash) minus all current liabilities (except interest – bearing debt) of Bidim. The cash and the Loan are excluded from Bidim's Working Capital.

FIBERWEB PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 5683352)

NOTICE IS HEREBY GIVEN that a General Meeting of Fiberweb plc (the "**Company**") will be held at 10 a.m. on 17 June 2008 at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA to consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:

Ordinary Resolution

THAT the proposed disposal (the "**Disposal**") by the Company's subsidiary Fiberweb Holdings Limited of all of the issued quotas of Fiberweb Bidim Indústria E Comércio de Não-Tecidos Ltda., pursuant to and on the terms of a quota purchase agreement dated 29 April 2008 between: (1) Fiberweb Holdings Limited; (2) Mexichem Amanco Holdings, S.A de C.V.; and (3) Fiberweb plc, which is described in summary terms in the circular relating to the disposal of the Fiberweb Bidim Indústria E Comércio de Não-Tecidos Ltda. quotas issued by the Company on 30 May 2008 (the "**Circular**"), and all agreements or documents which the Board of Directors of the Company or any duly authorised committee thereof may determine are required or are expedient to give effect to that disposal, be and are hereby approved, and that the Board of Directors of the Company or any duly authorised committee thereof be and is hereby authorised to make such modifications, variations, waivers and extensions of any of the terms or conditions of the Disposal and of any such agreements or documents (provided such modifications, variations, waivers or extension are not of a material nature) as, in their absolute discretion, they think necessary or desirable and to do all such things as, in their absolute discretion, may be necessary or desirable to complete and give effect to, or otherwise in connection with, the Disposal and any matters incidental to the Disposal.

By order of the Board

Tony Holland
Company Secretary

30 May 2008

Registered Office:
1 Victoria Villas
Richmond-upon-Thames
London TW9 2GW

Notes

1. Only ordinary shareholders ("members") are entitled to attend and vote at the General Meeting. A member is entitled to appoint another person as his/her proxy to exercise all or any of his rights to attend and to speak and vote at the General Meeting convened by this Notice. A member may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A proxy need not also be a member of the Company.

2. To be valid, Forms of Proxy, if used, must be lodged at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, by no later than 48 hours before the General Meeting. Completion and return of the proxy form will not preclude a shareholder from attending and voting at the General Meeting in person if he/she so wishes. Alternatively, you may record your proxy vote electronically, either by utilising the web-based voting facility or the CREST electronic appointment service. If you would like to submit your Form of Proxy using the web-based voting facility go to www.capitashareportal.com. You will be asked to enter your unique investor code from the proxy card sent to you before you can lodge your vote.

3. Completing and returning a Form of Proxy will not prevent a Shareholder from attending in person at the meeting referred to above and voting should he/she wish to do so and is so entitled. A vote withheld option is provided on the Form of Proxy to enable you to instruct your proxy not to vote on the resolution. However, it should be noted that a vote withheld in this way is not a 'vote' in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

5. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA 10) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

6. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CREST Co does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by a particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

7. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8. The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00pm on 13 June 2008, or registered in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the General Meeting in respect of the number of shares registered in their name at that time, and any changes to entries in the relevant register made after 6.00pm on 13 June 2008, or less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the General Meeting.

9. Persons nominated to receive information rights under Section 146 of the Companies Act 2006 who have been sent a copy of this Notice of Meeting are hereby informed, in accordance with Section 149(2) of the Companies Act 2006, that they may have a right under an agreement with the registered member by whom they were nominated to be appointed, or to have someone else appointed, as a proxy for the General Meeting. If they have no such right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the member as to the exercise of voting rights.

10. Nominated persons should contact the member by whom they were nominated in respect of these arrangements.

11. In order to facilitate voting by corporate representatives at the General Meeting, arrangements will be put in place so that:

    a) if a corporate shareholder has appointed the Chairman of the Meeting (the "Chairman") as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the General Meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and

    b) if more than one corporate representative for the same corporate shareholder attends the General Meeting but the corporate shareholder has not appointed the Chairman as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative.

12. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives at www.icsa.org.uk for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (a) above.

END